Page 1 of 5 Pages


                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)


                              (Amendment No. 4)(1)

                             IDX SYSTEMS CORPORATION

                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                  449491 10 9
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)
        [ ] Rule 13d-1(c)
        [ ] Rule 13d-1(d)


---------------
(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449491 10 9                     13G                  Page 2 of 5 Pages

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Richard E. Tarrant
           ###-##-####

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)

           Inapplicable

3.      SEC USE ONLY


4.      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.

                     5.  SOLE VOTING POWER

                             5,971,150 (beneficial ownership disclaimed as to
                                698,000 shares); (in addition number includes 7,500 shares which Richard E. Tarrant has a right to acquited within sixty days of December 31, 1999); (in addition number includes 2,575,365 shares held by Amy E. Tarrant in her sole name and 70,920 shares held by Amy E. Tarrant, as trustee which are subject to an informal voting arrangement between Amy E. Tarrant and Richard E. Tarrant with Richard E. Tarrant having full voting power)

NUMBER OF
SHARES               6.  SHARED VOTING POWER
BENEFICIALLY
OWNED BY                     148,500 (beneficial ownership disclaimed as to
EACH                         shares)
REPORTING
PERSON               7.  SOLE DISPOSITIVE POWER
WITH
                             3,324,865 (beneficial ownership disclaimed as to all but 2,626,865 (consists of 2,619,365 shares held by Richard E. Tarrant, individually and 7,500 shares which Richard E. Tarrant has a right to acquire within sixty days of December 31, 1999))

8.      SHARED DISPOSITIVE POWER

           148,500 (beneficial ownership disclaimed as to all shares)

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,626,865 (consists of 2,619,365 shares held by Richard E. Tarrant, individually and 7,500 shares which Richard E. Tarrant has a right to acquire within sixty days of December 31, 1999)

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           X

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.4%

12.     TYPE OF REPORTING PERSON

           IN

CUSIP No. 449491 10 9                                          Page 3 of 5 Pages

Item 1(a)         Name of Issuer:
                  ---------------

                  IDX Systems Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  ------------------------------------------------

                  1400 Shelburne Road
                  P.O. Box 1070
                  Burlington, Vermont  05402

Item 2(a)         Name of Filing Person:
                  ----------------------

                  Richard E. Tarrant, individually

Item 2(b)         Address of Principal Business Office or if none, Residence:
                  -----------------------------------------------------------

                  Richard E. Tarrant
                  c/o IDX Systems Corporation
                  1400 Shelburne Road
                  P.O. Box 1070
                  Burlington, Vermont  05402

Item 2(c)         Citizenship:
                  ------------

                  United States of America

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.01 par value

Item 2(e)         CUSIP Number:
                  -------------

                  449491 10 9

Item 3            Description of Person Filing:
                  -----------------------------

                  Inapplicable

Item 4            Ownership:*
                  ----------

                  (a)      Amount Beneficially owned:

                           6,119,650

--------------------------
*  As of December 31, 1999

CUSIP No. 449491 10 9                                          Page 4 of 5 Pages

                           This amount includes (i) 2,619,365 shares held by Richard E. Tarrant, individually; (ii)7,500 shares which Richard E. Tarrant has a right to acquire with-in sixty days of December 31, 1999; (iii) 2,575,365 shares held by Amy E.Tarrant in her sole name and 70,920 shares held by Amy E. Tarrant, as trustee which are subject to an informal voting arrangement between Amy E. Tarrant and Richard E. Tarrant with Richard E. Tarrant having full voting power;
                           (iv) 698,000 shares held by Mr. Tarrant as trustee of the Richard E. Tarrant Grantor Retained Annuity Trust, the beneficiaries of which are the children of Richard E. Tarrant and Amy E. Tarrant, as to which shares Mr. Tarrant disclaims beneficial ownership; and (v) 148,500 shares held by the Tarrant Family Foundation, a Vermont non-profit corporation, the officers and trustees of which are Richard E. Tarrant and Amy E. Tarrant and certain of their children, and as to which shares Richard E. Tarrant and Amy E. Tarrant each disclaim beneficial ownership.

                  (b)      Percent of Class:          22%

                  (c)      Number of Shares as to Which Such Person Has:

                           (i)    sole power to vote or to direct the vote:
                                  5,971,150
                           (ii)   shared power to vote or to direct the vote:
                                  148,500
                           (iii) sole power to dispose or to direct the disposition of: 3,324,865
                           (iv) shared power to dispose or to direct the disposition of: 148,5000

Item 5          Ownership of Five Percent or Less of a Class:
                ---------------------------------------------

                  Inapplicable

Item 6          Ownership of More than Five Percent on Behalf of Another Person:
                ----------------------------------------------------------------

                  Amy E. Tarrant holds 2,575,365 shares in her sole name and holds 70,920 shares as a trustee of five trusts (14,184 each and the beneficiaries areof which are the Tarrant's children) and all of these shares are subject to an informal voting arrangement between Amy E. Tarrant and Richard E. Tarrant with Richard E. Tarrant having full voting power to such shares and subject to certain terms.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
                Holding Company:
                ---------------------------------------------------------------

                  Inapplicable

Item 8          Identification and Classification of Members of the Group:
                ----------------------------------------------------------

                  Inapplicable

Item 9          Notice of Dissolution of a Group:
                ---------------------------------

                  Inapplicable

CUSIP No. 449491 10 9                                          Page 5 of 5 Pages



Item 10         Certification:
                --------------

                  Inapplicable

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                DATE: February 14, 2000


                                /s/ Richard E. Tarrant
                                ------------------------------
                                Richard E. Tarrant
                                Chief Executive Officer